SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: April 8, 2010
IVANHOE MINES LTD.

(Translation of Registrant’s Name into English)
Suite 654 — 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1

(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F-☐	Form 40-F-☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-                    .)
Enclosed:
Annual Meeting Notice

April 7, 2010

To:	Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Securities Registry, Government of Nunavut
Nova Scotia Securities Commission
Commission des valeurs mobilières du Québec
Registrar of Securities, P.E.I.
Saskatchewan Securities Commission
Registrar of Securities, Government of the Yukon Territory
Securities Registry, Government of the Northwest Territories
Securities Division, Department of Justice, Newfoundland

The Toronto Stock Exchange
The New York Stock Exchange
NASDAQ Stock Exchange

Dear Sirs:
In compliance with National Instrument 54-101, the following is an advance AMENDED notification of meeting for:

ISSUER:	Ivanhoe Mines Ltd.

MEETING DATE:	May 7, 2010

RECORD DATE FOR NOTICE:	March 18, 2010 (amended)

RECORD DATE FOR VOTING:	March 18, 2010 (amended)

BENEFICIAL OWNERSHIP DETERMINATION:	March 18, 2010 (amended)

SECURITY DESCRIPTION:	Common Shares, 46579N 103

MEETING TYPE:	Annual and Special General Meeting

PLACE OF MEETING:	Vancouver, British Columbia
Yours truly,
IVANHOE MINES LTD.
per:
“Beverly A. Bartlett”
Beverly A. Bartlett
Vice President and Corporate Secretary

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: April 8, 2010	By:	/s Beverly A. Bartlett
BEVERLY A. BARTLETT Vice President & Corporate Secretary